FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number: 001-12440

ENERSIS AMÉRICAS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76,

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): N/A

Enersis Américas S.A. (“Enersis Américas”) is filing this Report on Form 6-K to file the following exhibits, which shall be incorporated by reference into the registration statement on Form F-4 of the Company (Registration No. 333-211405) and any registration statement of the Company under the Securities Act of 1933, as amended, if so specified in any such registration statement.

Exhibit

99.1	Interim Consolidated Financial Statements as of June 30, 2016 of Enersis Américas S.A. and its Subsidiaries (Unaudited)

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months ended June 30, 2016 and June 30, 2015

99.3	Unaudited Pro Forma Condensed Consolidated Financial Information

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K of Enersis Américas S.A. contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

•	our capital investment program;

•	trends affecting our financial condition or results from operations;

•	our dividend policy;

•	the future impact of competition and regulation;

•	political and economic conditions in the countries in which we or our related companies operate or may operate in the future;

•	any statements preceded by, followed by or that include the words “believes”, “expects”, “predicts”, “anticipates”, “intends”, “estimates”, “should”, “may” or similar expressions; and

•	other statements contained or incorporated by reference in this Report regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	changes in the regulatory framework of the electricity industry in one or more of the countries in which we operate;

•	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;

•	our dependence on dividends, loans and other payments from our subsidiaries, jointly controlled entities and associates to meet our payment obligations;

•	the impact of hydrology, drought, climate change, natural disasters, catastrophic accidents and acts of terrorism;

•	political, economic and demographic developments in the markets in South America where we conduct our business;

•	the merger is not consummated, is delayed or is not consummated under the expected conditions; and

•	the factors discussed under Risk Factors in the Annual Report on Form 20-F for the year ended December 31, 2015, as amended, of Enersis Américas.

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements, and, accordingly, do not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Report or in the documents incorporated by reference herein to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS AMÉRICAS S.A.

By:	/s/ Javier Galán
Javier Galán Chief Financial Officer

Dated: October 12, 2016